Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Northeast Utilities P.O. Box 270 Hartford, CT 06141-0270 Charles W. Shivery Chairman, President and Chief Executive Officer

April 8, 2011

Dear fellow NU shareholder:

Earlier this month you received a dividend check or a direct deposit statement for your March 31, 2011 dividend. The dividend of 27.5 cents per share represented an increase of 7.3 percent over the quarterly dividend we paid in 2010. It represented the 11th consecutive year that your Board of Trustees raised NU’s common dividend, this year to an annualized level of $1.10 per share. This increase underscores the confidence that your management and board have in our financial performance and business strategy.

In addition to notifying you about the dividend increase, I want to thank you for your support for our proposed merger with NSTAR. On March 4, 2011, we held our Special Meeting of NU shareholders to vote on our proposed merger with NSTAR and 98 percent of all shares that were voted supported the merger. You will be pleased to know that NSTAR shareholders also voted overwhelmingly in favor of the merger. While the merger still requires a number of state and federal regulatory approvals, shareholder approval was a critical step in the process. We continue to hope to consummate the merger later this year.

You may recall from the merger materials we sent you that once the merger is completed, NU’s first quarterly dividend after the closing will be raised to a level that is at parity with NSTAR’s dividend, after accounting for the exchange ratio. Based on NSTAR’s current dividend, that would result in an additional 18 percent increase in the NU quarterly dividend to approximately $0.325 per share, or $1.30 per share on an annualized basis. We will continue to update you on the status of the merger as we move forward.

In the meantime, we will be holding our regular annual meeting of shareholders on May 10, 2011, and this month you will be receiving your proxy, annual report and voting materials for several items, including the annual election of our Board of Trustees. This is a separate shareholder vote from the merger proposal, and we urge you to vote your NU shares.

Thank you again for your continued support and your investment in our company.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”